

Mail Stop 4561

August 23, 2017

Ali Kasa
President
Anvia Holdings Corporation
8383 Wilshire Blvd., Ste. 800
Beverly Hills, CA 90209

      Re: **Anvia Holdings Corporation**
              Amendment No. 2 to Registration Statement on Form S-1
              Filed August 14, 2017
              File No. 333-217583

Dear Mr. Kasa:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 6, 2017 letter.

Risk Factors

The Company does not currently possess effective disclosure controls and procedures…, page 9

1.   This risk factor continues to address your disclosure controls and procedures. Please be advised that comment 3 of our letter dated May 25, 2017 concerned your internal control over financial reporting rather than your disclosure controls and procedures. Accordingly, we reissue comment 3 of our letter dated May 25, 2017, which requested that you discuss risks resulting from your ineffective internal control over financial reporting as of December 31, 2016. Lastly, please clarify whether your disclosure controls and procedures were effective as of December 31, 2016. Your Form 10-K filed

April 11, 2017 discloses that your disclosure controls and procedures were effective as of December 31, 2016; however, your revised disclosure here states otherwise.

Financial Statements, page 38

2.   Please update your financial statements in the Form S-1 through June 30, 2017. Refer to Rule 8-08 of Regulation S-X.

Notes to Financial Statements

Note 6 – Subsequent Events, page F-17

3.   Your response to prior comment 6 is unclear to us in that you state the $100,000 payment made by Mr. Kasa to Tiber Creek Corporation was a personal investment in Anvia. In this regard, your disclosure stated that the payment was made in connection with services rendered by Tiber Creek. In light of this disclosure, it would appear that the payment for services rendered was made by Mr. Kasa on your behalf. If so, the payment should be recorded by the Company in consideration that Mr. Kasa is your largest shareholder as contributed capital. Provide us with your analysis under SAB 107.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or me at (202) 551-3453 with any other questions.

Sincerely,

/s/ Jan Woo

Jan Woo
Legal Branch Chief
Office of Information Technologies
and Services

cc: Jarvis Lagman, Esq.
        Cassidy & Associates